

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2013

Via E-mail
Robert Kasprzak
General Counsel
VRDT Corporation
12223 Highland Avenue, Suite 106-542
Rancho Cucamonga, California 91739

> **Re: VRDT Corporation**
> **Amendment No. 2 to Current Report on Form 8-K**
> **Filed December 26, 2012**
> **Form 10-K/A for the Fiscal Year Ended March 31, 2012**
> **Filed July 24, 2013**
> **File No. 000-52677**

Dear Mr. Kasprzak:

We have reviewed your response letter and the above-referenced filings, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Current Report on Form 8-K

1. We note your correspondence and the amendment to your Current Report on Form 8-K filed on July 16, 2013 indicating that you ceased your status as a shell company on August 6, 2012, prior to the acquisition of 24Tech Corporation. Please amend your Form 8-K originally filed on September 6, 2012 to remove the disclosure that is no longer applicable given that you were not a shell prior to the acquisition of 24Tech Corporation and to provide the requisite disclosure regarding your acquisition of 24Tech Corporation. In your amendment, please also address any outstanding comments from our letters dated October 3, 2012, November 19, 2013, January 8, 2013, February 19, 2013 and April 9, 2013, to the extent such comments are still applicable.

<u>Amendment to Form 10-K for the Fiscal Year Ended March 31, 2012 filed on July 24, 2013</u>

2. As noted in comment five of our letter dated February 19, 2013 and comment two of our letter dated April 9, 2013, your Form 10-K must be signed by both <u>the registrant</u> (under the language "Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized") <u>and on behalf of the registrant</u> by its principal executive officer, principal financial officer and controller or principal accounting officer, and by at least the majority of the board of directors or persons performing similar functions, (under the language "Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.") Each set of signatures is separate and should be included separately in the Form 10-K. Please amend your Form 10-K accordingly.

You may contact Jeff Gordon, Staff Accountant, at 202-551-3866, or Nudrat Salik, Staff Accountant, at 202-551-3692 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney at 202-551-3442 or Craig Slivka, Special Counsel, at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director